RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on August 6, 2010 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting	  Votes For
            ----------------------------    ----------
          Joseph A. Ahern		        29,375,674
	    Susan Burns 		              29,309,978
	    Robert J. Cappelli	              29,443,670
	    Janice Loichle	              29,295,515
	    Thomas L. Saeli	              29,335,943

      2.  To ratify the selection of Cohen Fund Audit Services,
Ltd. as independent accountants of the COMPANY for the fiscal year ending December 31, 2010.

Votes For:                29,124,208
Votes Against:                76,885
Votes to Abstain:            642,557